 July 2, 2018

John C. Ethridge, Jr.
Direct Dial: 404-815-3634
Direct Fax: 404-685-6934
E-Mail: jethridge@sgrlaw.com

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention:
Amanda Ravitz

Assistant Director

Re:
SANUWAVE Health, Inc.

Amendment No. 5 to Registration Statement on Form S-1

filed May 25, 2018

File No. 333-213774

Dear Ms. Ravitz:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 13, 2018, with respect to the Company’s Amendment No. 5 to the registration statement on Form S-1 (the “Registration Statement”), filed with the Commission on the date referenced above. For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

Calculation of Registration Fee

1. Your footnote 2 to the fee table indicates that the 52,086,297 shares of common stock represent the resale of shares of common stock issuable upon exercise of warrants issued to the selling stockholders whereas your disclosure on the prospectus cover page and on page 2 indicates that these are outstanding shares of common stock held by the selling shareholders. Please advise or revise.

In response to this comment by the Staff, the Company notes that “footnote 2” was inadvertently added to the incorrect line on the fee table, inconsistently with prior filings, and has now been moved to the correct line in the amended S-1/A being filed with the Commission contemporaneously with this response letter. As described in the narrative disclosure, such 52,086,297 shares consist of outstanding shares of common stock for resale by selling stockholders rather than shares issuable upon exercise of warrants as described therein.

2. It appears that 23,545,114 shares of commons stock being registered for resale in your current amendment are also currently registered for resale in your registration statement that was declared effective February 16, 2016. Similarly, we note from your response to prior comment 3 that the shares offered for resale in your registration statement on Form S-1 file number 333-195263 are concurrently intended to be offered for resale in this registration statement. Please tell us the legal authority upon which you rely to have the same securities offered for resale by the prior registration statements offered by your pending registration statement. Please advise, citing any legal authority upon which you rely, or revise.

In response to this comment by the Staff, the Company has filed, contemporaneously with this response letter, post-effective termination statements relating to both prior registration statements on Form S-1 under file numbers 333-195263 and 333-208676, to deregister all securities thereunder that remain unsold as of the date hereof. The Company notes that such unsold securities are being registered in the amended S-1/A being filed with the Commission contemporaneously with this response letter.

Description of Transactions and Relationships Between the Company and the Selling Stockholders within the Past Three Years, page 20

3. Your disclosure in this section regarding the shares being registered for resale by the selling stockholders does not reconcile to the 111,215,484 indicated in your fee table or at the end of your table on page 25. Please advise or revise.

In response to this comment by the Staff, the Company has added further disclosure to clarify exactly the number of shares in each prior relationship or transaction, with bold and underlined emphasis, that reconcile to the 111,215,484 total, as well as to the three subtotals from the fee table of 52,086,297, 56,331,353 and 2,797,834, in the amended S-1/A being filed with the Commission contemporaneously with this response letter.

The Company also notes that Item 507 of Regulation S-K only requires a narrative disclosure of such relationships within the past three years between a selling security holder and the Company, and so the disclosure would not necessarily reconcile to a total number that includes shares that were issued in isolated transactions with selling stockholders over three years ago. To facilitate reconciliation, however, the Company has provided the sum total of shares relating to such relationships over three years ago under the heading, “SELLING STOCKHOLDERS-- Additional Information Regarding Other Transactions and Relationships From Over Three Years Ago.”

* * *

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (404) 815.3634 (telephone) or (404) 685.6934 (facsimile). Thank you for your consideration regarding this matter.

Very truly yours,

/s/ John C. Ethridge, Jr.
John C. Ethridge, Jr.

cc:
Timothy Buchmiller

Securities and Exchange Commission

Kevin A. Richardson, II

SANUWAVE Health, Inc.

Acting Chief Executive Officer

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